

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2013

<u>Via E-mail</u>
Christian Chabot
Chief Executive Officer
Tableau Software, Inc.
837 North 34th Street, Suite 200
Seattle, WA 98103

> **Re: Tableau Software, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 2, 2013**
> **File No. 333-187683**
> **Amendment No. 1 Confidential Registration Statement on Form S-1**
> **Submitted March 25, 2013**
> **CIK No. 0001303652**

Dear Mr. Chabot:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Our references to our prior comments refer to our letter dated March 12, 2013 relating to your confidential Form S-1 submitted on February 13, 2013.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-1 Filed April 2, 2013</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53</u>

<u>General</u>

1.   Your revised disclosure in response to prior comments 7 and 11 indicate that you have created, as part of your December 2012 reorganization, an Irish subsidiary, among other reasons, to transfer ownership of certain non-U.S. subsidiaries. Please revise to clarify

what operations are conducted in Ireland and clarify whether your other foreign offices are primarily sales offices or if they conduct other operations.

2.   We note your responses to prior comments 10, 12, and 16 of our prior letter regarding your Tableau Online product under development. Please revise to clarify whether the development and implementation, including building the necessary infrastructure, of Tableau Online will be funded with your anticipated cash flows from operations or whether you will require offering proceeds.

3.   Please clarify why you believe disclosure of revenue or similar measures for your major product categories, such as Tableau Desktop and Tableau Server, would not be useful and possibly confusing to investors, as described in your response to prior comment 13. It appears that the Tableau Server product is targeted to enterprises by providing "enterprise-class data management, scalability and security," as described on page 90. Accordingly, the size of the Tableau Server business may provide insight as to your success in penetrating the enterprise market for business analytic software. However, from your current disclosure, it is unclear as to the size of your Tableau Server business and whether it represents a material amount of your revenue.

Certain Key Financial Metrics, page 56

4.   Your response to prior comment 17 indicates you do not believe the conversion rate of free users into paid users is a key metric, in particular because "free trials do not require significant capital investments by the Company." Please clarify whether the conversion rate of free users into paid users is a material metric used by management to evaluate your business and results of operations. We note, for example, the conversion rate of free users into paid users may be an indication of the effectiveness of your sales staff and the resources you devote to sales and marketing.

Business, page 82

Intellectual Property, page 102

5.   Please revise your prospectus on page 93 to disclose the enforcement provisions related to your arrangements with Stanford University. Otherwise, please explain why you believe a description of Section 11 of your licensing agreement with Stanford is not material.

6.   The second sentence in Section 11.1(c) of your licensing agreement filed as Exhibit 10.14, as amended as Exhibit 10.15, appears to be internally inconsistent. This sentence refers to Stanford's decision not to join or institute a suit for infringement by notifying Tableau that it will join in enforcing the patent. Please reconcile this inconsistency and clarify the percentage of any recovery Tableau will receive if Stanford declines to join or

institute any suits other than for standing purposes.

Certain Relationships and Related Party Transactions, page 122

7.   We note your response to comment 35 of our prior letter indicating that you do not
believe that your charitable donation to the Tableau Foundation is a related party
transaction pursuant to Item 404(a) of Regulation S-K. Please confirm that the account
advisor or persons with the authority to designate the beneficiaries or determine the
amount of the distributions from the Tableau Foundation's donor-advised fund are not
related persons described in Item 404(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
filing effective, it does not foreclose the Commission from taking any action with respect
to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
declaring the filing effective, does not relieve the company from its full responsibility for
the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
defense in any proceeding initiated by the Commission or any person under the federal
securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Jodie Bourdet, Esq.
        Cooley LLP